Form 40-F
period 2005-12-31
CINRAM INTERNATIONAL INC
filed 2006-03-31
CIK 908262

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2005	Commission File number: No. 0-27400
CINRAM INTERNATIONAL INC.
(Exact name of registrant as specified in its charter)

Canada	3651	Not Applicable
(Province or other jurisdiction of	(Primary standard industrial	(I.R.S. employer identification
incorporation or organization)	classification code number, if	number, if applicable)
	applicable)
2255 Markham Road
Scarborough, Ontario,
Canada M1B 2W3
416-298-8190
(Address and telephone number of registrant’s principal executive office)
CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011
(Name, address and telephone number of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this form:

☑	Annual Information Form	☑	Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Common Shares 57,303,460
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☑	No ☐

DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to ensure that information required to be disclosed by Cinram International Inc. (“Cinram” or the “Registrant”) in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Cinram’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
An evaluation was carried out under the supervision of and with the participation of Cinram’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the U.S. Securities and Exchange Commission (the “Commission”)) as of December 31, 2005. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective.
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Accordingly, Cinram’s management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that Cinram’s internal controls over financial reporting will prevent or detect all error and all fraud.
During the year ended December 31, 2005, Cinram continued the process of integrating the internal controls over financial reporting of the companies it acquired from Time Warner with its own. Additionally, when Cinram secures a new customer, electronic data interchange systems (“EDIs”) are employed to address the purchasing, distribution and other requirements of that customer. During the year ended December 31, 2005, Cinram made adjustments to EDIs with certain of its new customers, as well as adjustments to EDIs reflect changing relationships with certain existing customers. None of the aforementioned changes were made to address any material weaknesses or significant deficiencies in Cinram’s internal controls over financial reporting identified by Cinram’s management.
There has been no change (including the aforementioned changes) in Cinram’s internal controls over financial reporting during the year ended December 31, 2005 that has materially affected, or that is reasonably likely to materially affect, Cinram’s internal controls over financial reporting. However, upon further documentation and review of the aforementioned changes and the final implementation of such changes, it may be determined that such changes did materially affect Cinram’s internal controls over financial reporting. Furthermore, Cinram is in the process of documenting, reviewing and, if appropriate, improving our internal controls over financial reporting in preparation for the reporting and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 becoming effective. Both Cinram and its independent auditors will be testing Cinram’s internal controls over financial reporting in connection with requirements of Section 404 and could, as part of this process, identify areas for further attention or improvement.
AUDIT COMMITTEE FINANCIAL EXPERT
Cinram’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. The board of directors has determined that John Preston is an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards. The Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the board of directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.
CODE OF ETHICS
Cinram has adopted a Code of Business Conduct and Ethics, which is a “code of ethics” (as that term is defined in Form 40-F), that applies to all directors, officers and employees of Cinram, including Cinram’s principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is available at Cinram’s Internet website, www.cinram.com, in the Investors — Corporate Governance section.
Since its adoption, there have not been any amendments to the Code of Business Conduct and Ethics or waivers, including implicit waivers, from any provision of the Code of Business Conduct and Ethics.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following KPMG LLP fees were incurred by Cinram in each of the years ended December 31, 2005 and 2004 for professional services rendered to Cinram:

Fees
(in millions of Canadian dollars)	2005	2004
Audit Fees [1]	CDN$2,113,000	CDN$1,649,000
Audit-Related Fees [2]	188,000	229,000
Tax Fees [3]	2,495,000	2,199,000

Total	CDN$4,796,000	CDN$4,077,000

The nature of each category of fees is described below:
(1)	Fees for services relating to the annual audit of the consolidated financial statements, annual audits of subsidiary companies’ financial statements, limited scope engagements for each of the first three quarters of each financial year, review of regulatory filings.
(2)	Audit-related fees for consultations regarding financial reporting and accounting standards.
(3)	Fees for assistance with the preparation of corporate tax returns, tax planning and advisory services.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
Cinram’s Audit Committee has adopted a pre-approval policy with respect to all audit, audit-related and non-audit services. Under this policy, Cinram will, on an annual basis, provide the Audit Committee with a list of the audit-related and non-audit services that may be provided during the year to Cinram. The Audit Committee will review the services with the auditor and management considering whether the provision of the service is compatible with maintaining the auditor’s independence. Management may engage the auditor for specific engagements that are included in the listing of pre-approved services. The Audit Committee delegates approval authority to the Chair of the Audit Committee for requests for services not included in the pre-approved listing of services or for services not previously pre-approved by the Audit Committee. Any services approved by the Chair will be reported to the full Audit Committee at the next meeting. A review of all audit, audit-related and non-audit services and fees rendered to Cinram and its subsidiaries by the auditor will be reviewed each quarter by the Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS
Cinram is party to the off-balance sheet arrangements described in the second paragraph of Section 13.4, “Long-term Obligations”, of Exhibit 3, Management’s Discussion and Analysis and in Note 18(c), “Financial Instruments — Derivative Instruments”, of Exhibit 2, Comparative Audited Consolidated Financial Statements. That disclosure is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided in the first paragraph of Section 13.4, “Long-term Obligations”, of Exhibit 3, Management’s Discussion and Analysis, is incorporated by reference herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
B. Consent to Service of Process
The Registrant has previously filed with the Commission a Form F-X in connection with the Common Shares.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 31, 2006	Cinram International Inc.

	By:	/s/ Lewis Ritchie

Name: Lewis Ritchie
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibits	Description

1	Annual Information Form dated as of March 24, 2006

2
Cinram International Inc.’s Comparative Audited Consolidated Financial Statements, including the Notes thereto, as at December 31, 2005 and 2004 and for the two years ended December 31, 2005, together with the Auditor’s report thereon

3	Cinram International Inc.’s Management’s Discussion and Analysis for the year ended December 31, 2005

4	Consent of KPMG LLP

5	Certificate of Isidore Philosophe required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

6	Certificate of Lewis Ritchie required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

7	Certificate of Isidore Philosophe pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

8	Certificate of Lewis Ritchie pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002